BD

SECURITIES AND EXCHANGE COMMISSION

04004066

SEC MAIL RECEIVED PROCESSING MAR 01 2004 WASH. D.C. 107 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH WHILEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
242 TRUMBULL STREET
(No. and Street)

HARTFORD, CONNECTICUT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GWENDOLYN SMITH ILOANI 860-548-2513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

100 PEARL STREET, HARTFORD, CT 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

OATH OR AFFIRMATION

I, Gwendolyn Smith Iloani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Whiley Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gwendolyn Smith Iloani
Signature

President and Chief Executive Officer
Title

C. Colleen Cleary
Notary Public
My Commission Expires May 31, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smith Whiley Securities, Inc.

(a wholly-owned subsidiary of Smith Whiley & Company)
Financial Statements and
Supplemental Schedule
December 31, 2003 and 2002

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Index to Financial Statements
December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Smith Whiley Securities, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$ 9,372	$ 9,445
Deferred taxes (less valuation allowance of $9,865 and $9,792, in 2003 and 2002, respectively)	-	-
Total assets	$ 9,372	$ 9,445
Liabilities		
Total liabilities	$ -	$ -
Stockholder's Equity		
Common stock, par value ($.001 per share); 1,000,000 shares authorized, issued and outstanding in 2003 and 2002	1,000	1,000
Additional paid in capital	37,244	37,244
Accumulated deficit	(28,872)	(28,799)
Total stockholder's equity	9,372	9,445
Total liabilities and stockholder's equity	$ 9,372	$ 9,445

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Operations
Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Total revenues	$ -	$ -
Expenses		
Bank service charges	73	21
Total expenses	73	21
Net loss	$ (73)	$ (21)

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2001	1,000,000	$ 1,000	$ 37,244	$ (28,778)	$ 9,466
Net loss	-	-	-	(21)	(21)
Balance, December 31, 2002	1,000,000	1,000	37,244	(28,799)	9,445
Net loss	-	-	-	(73)	(73)
Balance, December 31, 2003	1,000,000	$ 1,000	$ 37,244	$ (28,872)	$ 9,372

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net loss	$ (73)	$ (21)
Net cash from operating activities	(73)	(21)
Cash flows from investing activities		
Net cash from investing activities	-	-
Cash flows from financing activities		
Net cash from financing activities	-	-
Net change in cash and cash equivalents	(73)	(21)
Cash and cash equivalents at beginning of year	9,445	9,466
Cash and cash equivalents at end of year	$ 9,372	$ 9,445

Supplemental information
The Company paid no interest or taxes during 2003 and 2002

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Smith Whiley Securities, Inc. (the "Company"), organized and incorporated on November 23, 1994, is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Smith Whiley & Company (the "Parent"). The Company distributes limited partnership interests in Parent sponsored funds, and also earns retainer and other fees by offering investment banking services primarily in the distribution of private placements. The Company was dormant in 2003 and 2002.

Transactions with Affiliates

The Parent makes the services of its employees and such other requested services available to the Company. The Parent also makes available all necessary administrative support services, office space and equipment. The Parent does not seek reimbursement of these services from the Company.

Income Taxes

The Company is part of a consolidated group for Federal income tax return purposes, and allocation of the consolidated Federal income tax provisions and benefits among the members of the group is made as if the Company filed a separate tax return. In accordance with the NASD rules, any tax liability of the Company would be accrued based on the results of its own operations.

The Company had a deferred tax asset as of December 31, 2003 and 2002 of approximately $9,865 and $9,792, respectively, as a result of net operating loss carryforwards in prior years. The Company has established a valuation allowance for the full amount of this deferred tax asset as realization is not likely in the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit in a business checking account.

2. Net Capital and Reserve Requirements

As a registered broker/dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which states that net capital, as defined, shall not be less than $5,000. The Company's net capital at December 31, 2003 equaled $9,372 which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to an unaffiliated bank escrow agent account, if applicable. There has not been any activity of this kind during the year. The Company is thereby exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule as it relates to promptly obtaining and maintaining physical possession or control of customers' securities.

Smith Whiley Securities, Inc.
(a wholly-owned subsidiary of Smith Whiley & Company)
Supplemental Schedule - Schedule I
December 31, 2003

Stockholder's equity	$	9,372
Less: Nonallowable assets		-
Add: Unrealized gains on municipal securities		-
Net capital before haircut on security position		-
Less: Haircut on other securities		-
Net capital		9,372
Minimum net capital require to be maintained		5,000
Net capital in excess of requirement	$	4,372

The above calculation does not differ from the Company's unaudited FOCUS Report as of December 31, 2003.